Exhibit 1

MAHANAGAR TELEPHONE NIGAM LIMITED
NEWS RELEASE

Trading Symbol: NYSE: MTE	For Immediate Release November 22, 2006

MAHANAGAR TELEPHONE NIGAM LIMITED
ANNOUNCES FILING OF ANNUAL REPORT ON FORM 20-F

New Delhi, November 22, 2006 - Mahanagar Telephone Nigam Limited (the “Company”) is announcing the filing with the U.S. Securities and Exchange Commission (the “SEC”) of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006 (the “2006 Form 20-F”).

A copy of the 2006 Form 20-F is publicly available on the Company’s website at www.mtnl.net.in/20F_form.doc. Upon request, registered holders of the Company’s American Depository Shares (ADS) may also receive a hard copy of the 2006 Form 20-F free of charge by contacting the Company’s ADS agent, The Bank of New York, at 1-888-269-2377.